UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2011

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

CPFL ENERGIA S.A.

A Publicly Held Company

Corporate Taxpayers ID (CNPJ) 02.429.144/0001-93

  Company Registry NIRE 353.001.861-33

EXCERPT FROM THE MINUTES OF 175TH MEETING OF THE BOARD OF

DIRECTORS HELD ON APRIL 27, 2011

1. DATE, TIME AND PLACE: On the 27th (twenty seventh) day of April 2011, at 10:00 (ten a.m.), at the headquarters of CPFL Energia S.A. ("CPFL Energia" or "Company"), located at Rua Gomes de Carvalho, No. 1510, 14th floor, in the City of São Paulo, State of São Paulo.

2. CALL:  The meeting was called pursuant to Paragraph 2 of Article 18 of the Bylaws of CPFL Energia.

3. ATTENDANCE: All members of the Board of Directors ("Board"), the Chief Executive Officer, Chief Financial Officer and Chief Administrative Officer.

It was recorded that, pursuant to Paragraph 7 of Article 18 of the Company's Bylaws, Mr. Robson Rocha sent in his vote in advance, in writing, thereby establishing his attendance.

4. PRESIDING: Chaimar – Murilo Cesar Lemos dos Santos Passos, and Secretary – Gisélia Silva.

5. SUBJECTS AND RESOLUTIONS:

The reading of the Agenda, already known to all present, was waived. It was resolved that the minutes of this meeting would be drawn up in summary form, offering the right of submission of statements and dissent, to be filed at the Company's headquarters, and publication in summary form was approved without the signatures of the Members.

It also was registered that the votes of the Members appointed by the controlling shareholders would be counted pursuant to items 5.1 and 7.1 of the Shareholders' Agreement filed with the Company, dated March 22, 2002, as amended on August 27, 2002, November 5, 2003 and December 6, 2007.

After the topics contained on the Agenda were examined, the following subjects were discussed and the following resolutions taken:

(i)        Cognizance  was taken of the work plans of the Board's Advisory Committees and Commissions during the month of April;

(ii)       Cognizance  was taken of the highlights and the relevant facts in the month of March, reported by the CEO;

(iii)      Approval  of the minutes of the 172nd, 173rd and 174th Board Meetings held on March 23, 2011, March 29, 2011 and April 19, 2011 by unanimous vote of those present;

(iv)      (iv.i) Approval by unanimous vote, in accordance with the items "o" and "u" of Article 18 of the Company's Bylaws and Board of Executive Officers Resolution No.

CPFL ENERGIA S.A.

A Publicly Held Company

Corporate Taxpayers ID (CNPJ) 02.429.144/0001-93

  Company Registry NIRE 353.001.861-33

2011024, the proffer of a guarantee by CPFL Energia in the form of a surety or aval, for payment of 70% (seventy percent) of the total value of the debentures of the 3rd issue of debentures of the subsidiary Centrais Elétricas da Paraíba S.A. ("EPASA") involving 130 (one hundred thirty) simple debentures, subordinate type, not convertible into shares (the "3rd Debentures Issue") in accordance with the provisions of Articles 52 and the following ones of the Law No. 6.404 of December 15, 1976, as amended, for public distribution, with limited placement efforts, in compliance with Brazilian Securities and Exchange Commission ("CVM") Instruction No. 476 of January 16, 2009, as amended ("CVM Instruction 476"), coordinated by Banco do Brasil S.A. ("Banco do Brasil"), totaling, upon the date of its issuance, up to R$ 130,000,000.00 (one hundred thirty million reais), which will be entitled to remuneration that shall include compensatory interest from the date of issue, corresponding to 113.5% (one hundred and thirteen and fifty hundredths percent) of the Interbank Deposit Certificate (CDI) rate, with commission of 0.30% (thirty hundredths percent) for the period of validity of 5 (five) years, expiring in May 2016, with monthly payments of principal and interest, including a grace period of 1 (one) year for payment of principal and interest, an early redemption clause for the debtor, at its discretion, which may be exercised monthly from the date of issuance at a premium for early redemption of at least 0.16% (sixteen hundredths percent) in the 10th (tenth) semester and a maximum of 0.42% (forty-two hundredths percent) in the 4th (fourth) semester and

            (iv.ii) Recommended to the Company's representatives on the EPASA’s Board of Directors to cast a favorable vote to approve the 3rd Issue of Debentures;

(v)       (v.i) Approval by unanimous vote, as provided in items "o" and "u" of Article 18 of the Company’s Bylaws and in accordance with Board of Executive Officers Resolution No. 2011025, the granting by the Company of a surety against the obligations arising from the issuances of debentures of its subsidiaries, for public distribution, which will be coordinated by Banco Santander (Brasil) S.A. ("Santander"), Banco Itaú BBA S.A. ("Itaú BBA"), Banco Bradesco BBI S.A. ("Bradesco BBI"), HSBC Corretora de Títulos e Valores Mobiliários S.A. ("HSBC Corretora") and BB-Banco de Investimento S.A. ("BB"), hereby authorizing the Company's Board of Executive Officers to sign the appropriate instruments needed to formalize the aforementioned approved guarantee, at the conditions and characteristics described below:

            (a) Issuance of up to 4,840 (four thousand eight hundred and forty) debentures, all registered and book-entry, in a single series, unsecured, non-convertible into shares, with unitary par value of R$ 100,000.00 (one hundred thousand reais) of the 5th (fifth) Issuance of Companhia Paulista de Força e Luz ("CPFL Paulista"), totaling, on the respective issuance date, up to R$ 484,000,000.00 (four hundred and eighty-four million reais), carrying compensatory interest corresponding to 100% (one hundred percent) of the accumulated variation of the daily average of the DI Interbank Deposits, over extra-group ("DI Rate") calculated and published daily by CETIP S.A. – Balcão Organizado de Ativos e Derivativos ("CETIP") in its daily bulletin available on

CPFL ENERGIA S.A.

A Publicly Held Company

Corporate Taxpayers ID (CNPJ) 02.429.144/0001-93

  Company Registry NIRE 353.001.861-33

its Internet website (http://www.cetip.com.br) capitalized with a surcharge of 1.30% (one and thirty hundredths percent), expressed as an annual percentage, with a base of 252 (two hundred and fifty-two) days, calculated exponentially and cumulatively pro rata temporisby working days elapsed, applied to the nominal value of each debenture, as of the issuance date until the respective date of maturity, with a total term of validity of 5 (five) years;

            (b) Issuance of up to 1,600 (one thousand six hundred) debentures, all registered and book-entry, in a single series, unsecured, non-convertible into shares, with unitary par value of R$ 100,000.00 (one hundred thousand reais) of the 5th (fifth) Issuance of Companhia Piratininga de Força e Luz ("CPFL Piratininga"), totaling, on the respective issuance date, up to R$ 160,000,000.00 (one hundred and sixty million reais), carrying compensatory interest corresponding to 100% (one hundred percent) of the accumulated variation of the daily average of the DI Interbank Deposits, over extra-group ("DI Rate") calculated and published daily by CETIP S.A. – Balcão Organizado de Ativos e Derivativos ("CETIP") in its daily bulletin available on its Internet website (http://www.cetip.com.br) capitalized with a surcharge of 1.30% (one and thirty hundredths percent), expressed as an annual percentage, with a base of 252 (two hundred and fifty-two) days, calculated exponentially and cumulatively pro rata temporis by working days elapsed, applied to the nominal value of each debenture, as of the issuance date until the respective date of maturity, with a total term of validity of 5 (five) years;

            (c) Issuance of up to 700 (seven hundred) debentures, all registered and book-entry, in a single series, unsecured, non-convertible into shares, with unitary par value of R$ 100,000.00 (one hundred thousand reais) of the 5th (fifth) Issuance of Rio Grande Energia S.A. ("RGE"), totaling, on the respective issuance date, up to R$ 70,000,000.00 (seventy million reais), carrying compensatory interest corresponding to 100% (one hundred percent) of the accumulated variation of the daily average of the DI Interbank Deposits, over extra-group ("DI Rate") calculated and published daily by CETIP S.A. – Balcão Organizado de Ativos e Derivativos ("CETIP") in its daily bulletin available on its Internet website (http://www.cetip.com.br) capitalized with a surcharge of 1.30% (one and thirty hundredths percent), expressed as an annual percentage, with a base of 252 (two hundred and fifty-two) days, calculated exponentially and cumulatively pro rata temporis by working days elapsed, applied to the nominal value of each debenture, as of the issuance date until the respective date of maturity, with a total term of validity of 5 (five) years;

            (d) Issuance of up to 6,800 (six thousand eight hundred) debentures, all registered and book-entry, in a single series, unsecured, non-convertible into shares, with unitary par value of R$ 100,000.00 (one hundred thousand reais) of the 4th (forth) Issuance of CPFL Geração de Energia S.A. ("CPFL Geração"), totaling, on the respective issuance date, up to R$ 680,000,000.00 (six hundred and eighty million reais), carrying compensatory interest corresponding to 100% (one hundred percent) of the accumulated variation of the daily average of the DI Interbank Deposits, over

CPFL ENERGIA S.A.

A Publicly Held Company

Corporate Taxpayers ID (CNPJ) 02.429.144/0001-93

  Company Registry NIRE 353.001.861-33

extra-group ("DI Rate") calculated and published daily by CETIP S.A. – Balcão Organizado de Ativos e Derivativos ("CETIP") in its daily bulletin available on its Internet website (http://www.cetip.com.br) capitalized with a surcharge of 1.40% (one and forty hundredths percent), expressed as an annual percentage, with a base of 252 (two hundred and fifty-two) days, calculated exponentially and cumulatively pro rata temporisby working days elapsed, applied to the nominal value of each debenture, as of the issuance date until the respective date of maturity, with a total term of validity of 7 (seven) years;

            (e) Issuance of up to 13,200 (thirteen thousand two hundred) debentures, all registered and book-entry, in a single series, unsecured, non-convertible into shares, with unitary par value of R$ 100,000.00 (one hundred thousand reais) of the 2nd (second) Issuance of CPFL Comercialização Brasil S.A. ("CPFL Brasil"), totaling, on the respective issuance date, up to R$ 1,320,000,000.00 (one billion three hundred and twenty million reais), carrying compensatory interest corresponding to 100% (one hundred percent) of the accumulated variation of the daily average of the DI Interbank Deposits, over extra-group ("DI Rate") calculated and published daily by CETIP S.A. – Balcão Organizado de Ativos e Derivativos ("CETIP") in its daily bulletin available on its Internet website (http://www.cetip.com.br) capitalized with a surcharge of 1.40% (one and forty hundredths percent), expressed as an annual percentage, with a base of 252 (two hundred and fifty-two) days, calculated exponentially and cumulatively pro rata temporis by working days elapsed, applied to the nominal value of each debenture, as of the issuance date until the respective date of maturity, with a total term of validity of 7 (seven) years; and

            (f) Issuance of up to 650 (six hundred and fifty) debentures, all registered and book-entry, in a single series, unsecured, non-convertible into shares, with unitary par value of R$ 100,000.00 (one hundred thousand reais) of the 1st (first) Issuance of Companhia Luz e Força Santa Cruz ("CPFL Santa Cruz"), totaling, on the respective issuance date, up to R$ 65,000,000.00 (sixty-five million reais), carrying compensatory interest corresponding to 100% (one hundred percent) of the accumulated variation of the daily average of the DI Interbank Deposits, over extra-group ("DI Rate") calculated and published daily by CETIP S.A. – Balcão Organizado de Ativos e Derivativos ("CETIP") in its daily bulletin available on its Internet website (http://www.cetip.com.br) capitalized with a surcharge of 1.40% (one and forty hundredths percent), expressed as an annual percentage, with a base of 252 (two hundred and fifty-two) days, calculated exponentially and cumulatively pro rata temporis by working days elapsed, applied to the nominal value of each debenture, as of the issuance date until the respective date of maturity, with a total term of validity of 7 (seven) years.

            The surety herein approved shall be granted by the Company with a waiver of the benefits of order, rights and powers of dismissal foreseen in the applicable legislation and covers the total amount of R$ 2,779,000,000 (two billion seven hundred and seventy-nine million reais) ("Total Value"), corresponding to the sum of the total of the

CPFL ENERGIA S.A.

A Publicly Held Company

Corporate Taxpayers ID (CNPJ) 02.429.144/0001-93

  Company Registry NIRE 353.001.861-33

Subsidiaries’ debentures, as described in items "a" "to "f" above, on the respective issuance dates, plus their respective remunerations, late payment charges and any other applicable surcharges; and

            (v.ii) Recommended to the Company's representatives on the administrative bodies of the Subsidiaries to cast a favorable vote for the debentures issuances described in items "a" to "f" above, pursuant to the terms and conditions set forth in the respective Board of Executive Officers Resolutions 2011043, 2011037, 20111869, 2011030, 2011026 and 2011027;

(vi)      Approval, by unanimous vote, based on the items "q" and "u" of Article 18 of the Company's Bylaws and the Board of Executive Officers Resolution No. 2011023, of the acceptance by CPFL Energia, as guarantor, of the amendment of the Registration of the 3rd Issuance of Debentures of the subsidiary CPFL Geração, registered and book-entry, in a single series, unsecured, non-convertible into shares, pursuant to CVM Instruction 476, which was signed with Banco do Brasil and approved at the 151st Meeting of the Board of Directors held on March 31, 2010, to amend the financial indicators for measuring the financial covenants, which were originally measured based on CPFL Geração's indicators through Net Debt/EBITDA ≤ 4.5x and EBITDA/Financial income ≥ 2.0x, that shall now be measured by the indicators measured by CPFL Energia's consolidated balance sheet through Net Debt/EBITDA ≤ 3.75x and EBITDA/Financial income ≥ 2.00x (the "Amendment") and recommended  that the Company's representatives on the Board of Directors of CPFL Geração cast a favorable vote for approval of the Amendment, under the terms and conditions outlined in Board of Executive Officers Resolution 2011025.

            The members of the Board hereby note that:

            (a) the contracting of the Banco do Brasil and BB, as resolved in items "iv" and "v" and respective sub-items above, was previously submitted by the Related Parties Committee for examination of compliance with common market practices and

            (b) Board members Ricardo Carvalho Giambroni and Robson Rocha abstained from voting on matters resolved in items "iv", "v" and "vi" and respective sub-items above in view of the fact that Banco of Brasil and BB are Related Parties to shareholder BB CL I Fundo de Investimento em Ações ("BB CL I");

(vii)     Recommended to the Company's representatives on management bodies of subsidiaries Chumpitaz Serviços S.A. ("Chumpitaz"), CPFL Paulista, CPFL Piratininga, CPFL Santa Cruz, Companhia Luz e Força de Mococa (“CPFL Mococa”), Companhia Leste Paulista de Energia (“CPFL Leste Paulista”), Companhia Jaguari de Energia (“CPFL Jaguari”), Companhia Sul Paulista de Energia (“CPFL Sul Paulista”), RGE and CPFL Geração, the casting of a favorable vote for approval of the CONTRACTING OF SUBSIDIARY CHUMPITAZ SERVIÇOS S.A., FOR THE PROVISION OF ADMINISTRATIVE INFRASTRUCTURE, HUMAN

CPFL ENERGIA S.A.

A Publicly Held Company

Corporate Taxpayers ID (CNPJ) 02.429.144/0001-93

  Company Registry NIRE 353.001.861-33

RESOURCES AND SUPPLIES AND INFORMATION TECHNOLOGY SERVICES (Corporate Resolution No. 2011008-C).

6. ADJOURNMENT: There being no further business, the meeting was closed, after which these minutes were drawn up, read, approved and signed by the members present and by the Secretary. Murilo Passos, Robson Rocha, Francisco Caprino Neto, Claudio Palaia, Ricardo Giambroni, Martin Glogowsky, Ana Novaes and Gisélia Silva, Secretary.

I hereby certify that these minutes are a summary of the original minutes as copied into its Own Book.

Gisélia Silva

Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 10, 2011

CPFL ENERGIA S.A.

By:	/S/ LORIVAL NOGUEIRA LUZ JUNIOR
Name: Title:	Lorival Nogueira Luz Junior Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.